EXHIBIT 12(a)

CLECO CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

 (UNAUDITED)

	For the		For the		For the
	three		six		twelve
	months ended		months ended		months ended
	June 30, 2004
	(Thousands, except ratios)

Earnings from continuing operations	$10,969		$24,189		$42,895
Federal and state income taxes	7,919		13,450		24,441

Earnings from continuing operations before income taxes	$18,888		$37,639		$67,336

Fixed charges:
Interest, long-term debt	$10,571		$25,678		$56,040
Interest, other (including interest on short-term debt)	(282)		1,624		5,145
Amortization of debt expense, premium, net	807		1,712		3,599
Portion of rentals representative of an interest factor	82		167		312

Total fixed charges	$11,178		$29,181		$65,096

Earnings from continuing operations before income taxes	$18,888		$37,639		$67,336
Plus: total fixed charges	11,178		29,181		65,096
Plus: amortization of capitalized interest	102		281		644

Earnings from continuing operations before income taxes
and fixed charges	$30,168		$67,101		$133,076

Ratio of earnings to fixed charges	2.70	X	2.30	X	2.04	X

Total fixed charges from above	$11,178		$29,181		$65,096
Preferred stock dividends	885		923		828

Total fixed charges and preferred stock dividends	$12,063		$30,104		$65,924

Ratio of earnings to combined fixed charges
and preferred stock dividends	2.50	X	2.23	X	2.02	X